Exhibit 21.01

ORACLE CORPORATION

Subsidiaries of the Registrant

Name of Subsidiary	Place of Incorporation
Oracle International Corporation	California

Oracle Global Holdings, Inc.	Delaware

Oracle America, Inc.	Delaware

Oracle Technology Company UC	Ireland

OCAPAC Holding Company UC	Ireland

OCAPAC Research Partner UC	Ireland

OCAPAC Distributor Partner UC	Ireland

OCAPAC Hardware Partner UC	Ireland